9/21/04

04013894

Act 9-21-2004*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 31 2004
FEE 510

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 21410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:

Issak Bond Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 17th Street, Suite 2610-S
(No. and Street)

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

Denver (City) Colorado (State)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Lemek 303.623.7500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7555 East Hampten Avenue, Suite 510	Denver	Colorado	80231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald J. Lemek, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of Isaak Bond Investments, Inc. and Subsidiary, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

GISELA L. ESTRADA
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 02/18/2008

Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Isaak Bond Investments, Inc. and Subsidiary
Denver, Colorado

We have audited the accompanying consolidated statement of financial condition of Isaak Bond Investments, Inc. and Subsidiary as of June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of Isaak Bond Investments, Inc. and Subsidiary as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Denver, Colorado
July 28, 2004

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Isaak Bond Investments, Inc. and Subsidiary

Consolidated Statement of Financial Condition
June 30, 2004

Assets		
Cash	$	32,012
Receivables		
Clearing brokers		263,466
Interest		47,618
Advances to officer and employee		45,047
Securities owned, substantially pledged as collateral for amounts due to clearing broker		5,459,431
Property and equipment at cost, less accumulated depreciation and amortization of $186,684		73,708
Cash value of officer's life insurance, net of policy loan of $160,613		7,256
Income tax refunds receivable		33,722
Other assets		66,063
Total assets	$	6,028,323
Liabilities and Stockholders' Equity		
Liabilities		
Due to clearing broker, collateralized by securities owned	$	4,266,705
Commissions payable		115,821
Accounts payable and accrued expenses		18,164
Total liabilities		4,400,690
Liabilities subordinated to claims of general creditors		561,000
Stockholders' equity		
Common stock, $1 par value; authorized 50,000 shares; issued and outstanding 44,782 shares		44,782
Additional paid-in capital		414,269
Retained earnings		607,582
Total stockholders' equity		1,066,633
Total liabilities and stockholders' equity	$	6,028,323

The accompanying notes are an integral part of this consolidated financial statements.